# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sutro Biopharma, Inc., CIK 0001382101
CUSIP: 869367201
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 111 Oyster Point Blvd., South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 02/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001699737

## Reporting persons
- Samsara BioCapital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 419,095; sole dispositive power 0; shared dispositive power 419,095; aggregate amount beneficially owned 419,095 (2.5% of the class)
- Samsara BioCapital GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 419,095; sole dispositive power 0; shared dispositive power 419,095; aggregate amount beneficially owned 419,095 (2.5% of the class)
- Samsara Opportunity Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 643,777; sole dispositive power 0; shared dispositive power 643,777; aggregate amount beneficially owned 643,777 (3.9% of the class)
- Samsara Opportunity Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 643,777; sole dispositive power 0; shared dispositive power 643,777; aggregate amount beneficially owned 643,777 (3.9% of the class)
- Srinivas Akkaraju: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,062,872; sole dispositive power 0; shared dispositive power 1,062,872; aggregate amount beneficially owned 1,062,872 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Sutro Biopharma, Inc.
Address of issuer's principal executive offices: 111 Oyster Point Blvd., South San Francisco, CA, 94080.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Samsara BioCapital, L.P. ("Samsara LP")
Samsara BioCapital GP, LLC ("Samsara GP")
Samsara Opportunity Fund, L.P. ("Samsara Opportunity Fund")
Samsara Opportunity Fund GP, LLC ("Samsara Opportunity GP")
Srinivas Akkaraju ("Dr. Akkaraju")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Samsara BioCapital, LLC
628 Middlefield Road
Palo Alto, CA 94301
Citizenship:
Samsara LP Delaware
Samsara GP Delaware
Samsara Opportunity Fund Delaware
Samsara Opportunity GP Delaware

Dr. Akkaraju United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 419,095 shares of common stock directly held by Samsara LP and (ii) 643,777 shares of common stock directly held by Samsara Opportunity Fund.

Samsara GP is the sole general partner of Samsara LP and Dr. Akkaraju is the managing member of Samsara GP. Each of Samsara GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara LP.

Samsara Opportunity GP is the sole general partner of Samsara Opportunity Fund and Dr. Akkaraju is the managing member of Samsara Opportunity GP. Each of Samsara Opportunity GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara Opportunity Fund.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of shares of common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in each row 11 is based upon 16,567,238 shares outstanding as of March 16, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 23, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Samsara BioCapital, L.P.: /s/ Srinivas Akkaraju, By Samsara BioCapital GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (05/15/2026)
- Samsara BioCapital GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (05/15/2026)
- Samsara Opportunity Fund, L.P.: /s/ Srinivas Akkaraju, By Samsara Opportunity Fund GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (05/15/2026)
- Samsara Opportunity Fund GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (05/15/2026)
- Srinivas Akkaraju: /s/ Srinivas Akkaraju, Srinivas Akkaraju (05/15/2026)